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Confidential

December 5, 2022

Mr. Frank Knapp

Ms. Shannon Menjivar

Mr. Ronald E. Alper

Ms. Brigitte Lippmann

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Global Lights Acquisition Corp (CIK No.000 1897971)

Response to the Staff’s Comments on

Amendment No. 2 to Draft Registration Statement on Form S-1

Confidentially Submitted on July 27, 2022

Dear Mr. Knapp, Ms. Menjivar, Mr. Alper and Ms. Lippmann,

On behalf of our client, Global Lights Acquisition Corp, a blank check company incorporated as a Cayman Islands exempted company (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 23, 2022 on the Company’s Amendment No.2 to draft registration statement on Form S-1 confidentially submitted on July 27, 2022 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form S-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act.

To facilitate your review, we have separately delivered to you today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Responses to the comments contained in the Staff’s letter dated August 23, 2022

General

1.	Please tell us how your best efforts offering will qualify your securities to list under Nasdaq’s listing rules. It appears that your net tangible assets do not exceed $5,000,000 and that you would be required to comply with Rule 419.

The Company respectfully advises the Staff that it has revised the Draft Registration Statement throughout to reflect its current plan to conduct an underwritten offering on a firm commitment basis.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊·桑西尼·古奇·罗沙迪律师事务所

austin        beijing        boston        brussels        hong kong        london        los angeles        new york        palo alto
san diego        san francisco        seattle        shanghai        washington, dc        wilmington, de

2.	With a view toward disclosure, given that your sponsor is controlled by, or has substantial ties with a non-U.S. person, please include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

In response to the Staff’s comment, the Company has revised the disclosure on pages 55 and 56 of the Revised Draft Registration Statement.

Cover Page

3.	We note your response to comment 10. Please clarify that you may extend three times by an additional two months each time for a total of up to 30 months to complete a business combination. Also disclose whether the public shareholders will have the opportunity to vote on each extension.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page and throughout the Revised Draft Registration Statement.

Summary, page 1

4.	We note your response to comment 7. Please disclose the challenges the company may face in enforcing these contractual agreements due to jurisdictional limits.

In response to the Staff’s comment, the Company has revised the disclosure on pages 14 of the Revised Draft Registration Statement.

5.	We note your response to comment 9. Please describe in greater detail the consequences to you and your investors if you are subject to sanctions by the relevant PRC governmental authorities if it is determined in the future that CSRC or CAC approval or other procedural requirements are required.

In response to the Staff’s comment, the Company has revised the disclosure on pages 13 of the Revised Draft Registration Statement.

6.	We note your response to comment 15. Please clarify in this section and the risk factor section of the prospectus the risk to the public shareholders that the impact PRC law or regulation may have on the cash flows associated with the business combination, including shareholder redemption rights.

In response to the Staff’s comment, the Company has revised the disclosure on pages 16, 76 and 77 of the Revised Draft Registration Statement.

Risk Factors

If we seek shareholder approval of our initial business combination, page 45

7.	We note that your sponsor, officers, directors and affiliates may purchase shares from public holders for the purpose of voting those shares in favor of a proposed business combination, thereby increasing the likelihood of the completion of the combination. Please explain how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

In response to the Staff’s comment, the Company has revised the disclosure on pages 46, 47, 112 and 113 of the Revised Draft Registration Statement.

***

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com. Questions pertaining to auditing matters may be directed to the audit engagement partner at Marcum Asia CPAs LLP (formerly Marcum Bernstein & Pinchuk LLP), Mr. Rong Liu, by telephone at 917-969-9309, or by email at rong.liu@marcumbp.com. Marcum Asia CPAs LLP (formerly Marcum Bernstein & Pinchuk LLP) is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Dan Ouyang

Dan Ouyang

Enclosures

cc:	Zhizhuang Miao, Chief Executive Officer, Global Lights Acquisition Corp

Bin Yang, Chief Financial Officer, Global Lights Acquisition Corp

Rong Liu, Partner, Marcum Asia CPAs LLP (formerly Marcum Bernstein & Pinchuk LLP)